Exhibit 21.1

LIST OF SUBSIDIARIES OF COUNTERPATH CORPORATION

Name	State of Incorporation	Name Under Which Subsidiary Does Business

CounterPath Technologies Inc.	British Columbia, Canada	CounterPath Technologies Inc.

6789722 Canada Inc.	Canada	6789722 Canada Inc.

BridgePort Networks, Inc.	Delaware	BridgePort Networks, Inc.

BridgePort Networks (Europe) Ltd.	United Kingdom	BridgePort Networks (Europe) Ltd.

FirstHand Technologies Inc.	Ontario, Canada	FirstHand Technologies Inc.

BridgePort Networks K.K.	Japan	BridgePort Networks K.K.